                                                      Registration No. 33-61045


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                           ___________________________


                                    FORM T-1


                       STATEMENT OF ELIGIBILITY UNDER THE
                        TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE


/X/  Check if an application to determine eligibility of a Trustee pursuant to
Section 305(b)(2)


                            ________________________


                                 CITIBANK, N.A.
               (Exact name of trustee as specified in its charter)


  399 Park Avenue, New York, New York                 13-5266470
(Address of principal executive offices)    (I.R.S. employer identification no.)

                                                        10043
                                                       (Zip Code)

                             _______________________


                               NORWEST CORPORATION
               (Exact name of obligor as specified in its charter)


          Delaware                                      41-0449260
(State or other jurisdiction of             (I.R.S. employer identification no.)
incorporation or organization)

         Norwest Center
         Sixth and Marquette
         Minneapolis, MN                                                55479
(Address of principal executive offices)                              (Zip Code)


                          Subordinated Debt Securities
                       (Title of the indenture securities)

1.   General Information.

  Furnish the following information as to the trustee:

  (a) Name and address of each examining or supervising authority to which it is subject.

     NAME                                    ADDRESS

     Comptroller of the Currency             Washington, D.C.
     Federal Reserve Bank of New York        New York, N.Y.
     Federal Deposit Insurance Corporation   Washington, D.C.

  (b)     Whether it is authorized to exercise corporate trust powers.

          Yes.

2.   Affiliations with Obligor.

  If the obligor is an affiliate of the Trustee, describe each such affiliation.

          None.

16.  LIST OF EXHIBITS

     Exhibit 1 -    Copy of Articles of Association of the Trustee, as now in
     effect.  (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

     Exhibit 2 -    Copy of certificate of authority of the Trustee to commence business.  (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

     Exhibit 3 -    Copy of authorization of the Trustee to exercise corporate trust powers.  (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

     Exhibit 4 -    Copy of existing By-Laws of the Trustee.  (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

     Exhibit 5 -    Not applicable.

     Exhibit 6 -    The consent of the Trustee required by Section 321(b) of the
     Trust Indenture Act of 1939. (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

     Exhibit 7 -    Copy of the latest Report of Condition of Citibank, N.A. (as of June 30, 1995 - attached).

     Exhibit 8 -    Not applicable.

     Exhibit 9 -    Not applicable.

                                   SIGNATURE


  Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 15th day of September, 1995.


                                        CITIBANK, N.A.




                                        By  /S/FLORENCE MILLS
                                              Florence Mills
                                            Senior Trust Officer


M1:0052852.01

                       Charter No. 1461
                  Comptroller of the Currency
                     Northeastern District
                      REPORT OF CONDITION
                         CONSOLIDATING
                     DOMESTIC AND FOREIGN
                        SUBSIDIARIES OF
                         CITIBANK, N.A.
OF NEW YORK IN THE STATE OF NEW YORK, AT THE CLOSE OF BUSINESS
ON JUNE 30, 1995, PUBLISHED IN RESPONSE TO CALL MADE BY
COMPTROLLER OF THE  CURRENCY, UNDER TITLE 12, UNITED STATES CODE,
SECTION 161. CHARTER NUMBER 1461 COMPTROLLER OF THE CURRENCY
NORTHEASTERN DISTRICT.

                            ASSETS
                                                   THOUSANDS
                                                  OF DOLLARS
Cash and balances due from depository
 institutions:
   Noninterest-bearing balances
   and currency and coin                        $  7,397,000
   Interest-bearing balances                       9,242,000
Securities:
  Held-to-maturity securities                      4,013,000
Available-for-sale securities                     12,199,000
Federal funds sold and securities purchased
  under agreements to resell in domestic
  offices of the bank and of its Edge and
  Agreement subsidiaries, and in IBFs:
  Federal funds sold                               3,468,000
  Securities purchased under agreements
   to resell                                         519,000
Loans and leases financing receivables:
Loans and leases, net of unearned
   income                   $136,294,000
  LESS:  Allowance for
    loan and lease losses      4,401,000
                           -------------
Loans and leases, net of unearned
   income, allowance, and reserve                131,893,000
Trading assets                                    33,328,000
Premises and fixed assets (including
  capitalized leases                               3,463,000
Other real estate owned                            1,299,000
Investments in unconsolidated subsidiaries
  and associated companies                         1,039,000
Customers' liability to this bank on
  acceptances outstanding                          1,048,000
Intangible assets                                     14,000
Other assets                                       7,825,000
                                               --------------
TOTAL ASSETS                                    $217,107,000
                                               --------------
                                               --------------
                            LIABILITIES
Deposits:
 In domestic offices                            $ 33,302,000
   Noninterest-bearing      $ 11,799,000
   Interest-bearing           21,503,000
                            ------------
In foreign offices, Edge and Agreement
  subsidiaries, and IBFs                         116,776,000
   Noninterest-bearing      $  8,429,000
   Interest-bearing         $108,347,000
                            ------------
Federal funds purchased and securities sold
  under agreements to repurchase in domestic
  offices of the bank and of its Edge and
  Agreement subsidiaries, and in IBFs:
   Federal funds purchased                         1,756,000
   Securities sold under agreements
    to repurchase                                    675,000
Trading liabilities                               22,079,000
Other borrowed money:
  With original maturity of one year
   or less                                         8,224,000
  With original maturity of more than
   one year                                        4,321,000
Mortgage indebtedness and obligations
  under capitalized leases                           107,000
Bank's liability on acceptances
  executed and outstanding                         1,418,000
Subordinated notes and debentures                  5,700,000
Other liabilities                                  7,752,000
                                                -------------
TOTAL LIABILITIES                               $202,110,000
                                                -------------
                                                -------------
                            EQUITY CAPITAL

Common Stock                                    $    751,000
Surplus                                            6,686,000
Undivided profits and capital
  reserves                                         7,855,000
Net unrealized holding gains (losses)
  on available-for-sale securities                   246,000
Cumulative foreign currency
  translation adjustments                           (541,000)
                                                -------------
TOTAL EQUITY CAPITAL                            $ 14,997,000
                                                -------------
TOTAL LIABILITIES, LIMITED-LIFE
  PREFERRED STOCK, AND
  EQUITY CAPITAL                                $217,107,000
                                                -------------
                                                -------------